Immersion Corporation
801 Fox Lane
San Jose, CA 95131
June 2, 2010
VIA FEDERAL EXPRESS AND EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Joyce Sweeney and Stephani Bouvet
Re:	Immersion Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 30, 2010 File No. 000-27969
Ladies and Gentlemen:
     We have received your letter of May 19, 2010, conveying comments of the Staff of the Securities and Exchange Commission (“Commission”) regarding the Annual Report on Form 10-K (the “10-K”) filed by Immersion Corporation (“Company” or “Registrant”) for the fiscal year ended December 31, 2009. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Part I.
Item 1A. Risk Factors
“A limited number of customers account for a significant portion of our revenue, and the loss of major customers could harm our operating results,” page 24
1.	We note that three customers accounted for more than 10% each of your total net revenues for the fiscal year 2009. We also note that since our previous review of your Form 10-K for the fiscal year 2007, in which we focused on the contractual nature of your relationships between you and your 10% customers, one customer has consistently accounted for more than 10% of your total revenues in the last three fiscal years. Please disclose the names of these customers who represent more than 10% of your total revenues or tell us why you think that disclosure is not required. Refer to Item 101(c)(l)(vii) of Regulation S-K. Tell us what consideration you have given to discussing the material terms of the agreements with these customers in your business description section, given that one particular

Securities and Exchange Commission
June 2, 2010

customer has accounted for more than 10% of your total revenues in the last three consecutive fiscal years.
Response: Item 101 (c)(1)(vii) provides that names of customers shall be disclosed if sales constituted “10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.” While these customers accounted for slightly over 10% of total revenues, the Company does not believe that the loss of any of these customers would have a material adverse effect on it and its subsidiaries taken as a whole. As noted in the above-referenced risk factor, the Company believes that the loss of large customers could cause a decline in revenue if they were not replaced by other revenue sources. However, the Company does not believe that the loss of any of these customers would cause what would be considered a material adverse effect on the Company, as the Company still has a large cash position, and would otherwise be able to continue to sell its products and operate its business.
     The Company advises the Staff that it typically does not have minimum purchase commitments in its agreements with customers, and that in some cases, sales to customers are made pursuant to additional purchase orders.
     The Company also advises the Staff that, except with respect to the one customer noted in the Staff’s comment, customers that may constitute 10% of its total revenues in one year may not represent that volume in later years. For example, with a customer that represented 12% of total revenues in one year and another customer that represented 10% of revenues in another year, having each represented 3% of total revenues in 2009.
     The customer that accounted for 10% or more of revenues over the past three years was Laerdal, which as noted in the Company’s prior correspondence with the Staff, is a customer that purchases the Company’s VIV simulator product largely on individual purchase orders, with no required minimum level of purchases from the Company. The Company further notes its recently-announced strategy to pursue its business largely through a licensing model instead of its historical combined licensing and manufacturing approach. As a result, with the de-emphasis on sales of manufactured products, the Company does not believe that the loss of this customer would have a material adverse effect on its business.
     Accordingly, the Company believes that naming these customers would not be particularly meaningful as they could place undue significance on a customer that would not necessarily continue over time or that would be indicative of the Company’s overall business.
     The Company also does not believe that it would be useful to investors to describe the material terms of these agreements with the customers. With respect to one of the customers, the agreements are largely based on the Company’s standard customer agreements, with product purchases being made on a purchase order basis, and one of the other customers has a license to the Company’s technology under the Company’s standard licensing terms. The Company also advises the Staff that other customer representing more than 10% of revenue is Sony. Revenues from Sony are related to the agreement that was entered into in 2007, with revenues being

Securities and Exchange Commission
June 2, 2010

recognized over the term of the license, rather than based on products sold during the period. The terms of this agreement and Sony’s revenue contribution are described throughout the 10-K.
Part II.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview, page 36
2.	We note your disclosure of inventory write offs primarily consisting of physical count to book adjustments of medical equipment parts and fixed asset write offs of demo equipment primarily resulting from a reconciliation of the fixed asset records to the physical inventory. In light of your identification of a material weakness related to tracking of inventory and fixed assets, please explain to us how you determined that these write-offs should not have been recognized in prior periods and treated as error corrections. In addition, clarify whether the $1.3 million of inventory obsolescence and scrap expenses primarily of medical equipment parts was attributable to the identified material weakness.
Response: The Company believes that the inventory was accurate in previous periods because controls had been in place prior to 2009. The controls in place included a full physical inventory count as of December 31, 2008 that was performed with minimal adjustment to inventory. During April and May 2009, all Medical operations were physically moved from Gaithersburg, MD to San Jose, CA. The move included the physical movement of all inventory located at the Gaithersburg site to the San Jose site. Controls over this inventory including cycle counting and physical tracking of the demonstration equipment lapsed during this time. Medical employees were terminated during this timeframe in connection with the reduction in workforce from the relocation of the Maryland medical business operations to San Jose. This reduction in workforce in the Medical segment included employees that were responsible for tracking and managing the inventory held for sale and the demonstration equipment. The Company believes that this occurrence was a onetime event related to the move and restructuring (as disclosed in the Management’s Discussion and Analysis section) that was at a specific point in time. Until that point in time, controls had been in place over the existence of the inventory.
     The $1.3 million of inventory obsolescence and scrap expense was unrelated to the identified material weakness. During late 2008 and early 2009, the Company purchased large quantities of inventory to take advantage of volume discounts and address long lead times in anticipation of forecast growth in revenue in 2009 and to accommodate the potential disruption in the operation of the business due to the planned physical move in the second quarter of 2009. As the demand for medical products did not result in the amounts anticipated in 2009, the Company determined that there was

Securities and Exchange Commission
June 2, 2010

excess and obsolete inventory and determined that a write-off was required to adjust inventory to market value.
Part IV.
Signatures
Power of Attorney, page 94
3.	Your disclosure refers to Amendment No. 1 to your Annual Report on Form 10-K, which does not appear to pertain to this filing. Please update and revise accordingly. Also, as noted in our letter to you dated June 27, 2008, your Form 10-K must be signed by your controller or principal accounting officer, in addition to your principal executive officer and principal financial officer. See General Instruction D(2)(a) to Form 10-K.
Response: The Company advises the Staff that it will file any required amended Form 10-K once the remaining comments are resolved with the Staff.
* * *
     As requested, please be advised that the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 350-8870, or Jeffrey Vetter, our outside counsel at Fenwick & West LLP, at (650) 335-7631.

Sincerely,
/s/ Shum Mukherjee
Shum Mukherjee
Chief Financial Officer
Cc: Jeffrey Vetter, Esq.